FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

MortgageIT Securities Corp.	0001305551
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 24, 2005, Series 2005-5	56-2483326

____

Name of Person Filing the Document
(If Other than the Registrant)




05069780


SEC MAIL PROCESSING
RECEIVED
OCT 25 2005
WASH, D.C.
185
SECTION

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MORTGAGEIT SECURITIES CORP.

By: ______________________

Name: Donald Epstein
Title: Treasurer

Dated: October 13, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

RMBS New Transaction

Computational Materials

$[883,800,000] (approximate)
MortgageIT Trust 2005-5

MortgageIT

MortgageIT Holdings, Inc.
Seller

Wells Fargo Bank, N.A.
Master Servicer

MortgageIT Securities Corp.
Depositor

GMAC Mortgage Corporation
Sub-Servicer

October [12], 2005

COMPUTATIONAL MATERIALS DISCLAIMER

Except as provided in the following paragraph, the attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Lehman Brothers, Inc.("Lehman Brothers") and not by the issuer of the securities. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Lehman Brothers, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all materials of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Lehman Brothers Trading Desk at (212) 526-8320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CONTACTS

Trading	Richard McKinney	(212) 526-8320
	Brian Hargrave	(212) 526-8320
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
Residential Finance	Tom O'Hara	(212) 526-6469
	Mary Stone	(212) 526-9606
	Samuel Warren	(212) 526-1486
	Roderick Eschert	(212) 526-6603
Structuring	Sei-Hyong Park	(212) 526-0203
	Bassel Kikano	(212) 526-6773

$[883,800,000] (approx.)

Mortgage-Backed Notes, Series 2005-5

Characteristics of the Notes (1), (2), (3):

Class	Expected Class Size $	Spread (bps)	Step-Up (bps)	Index	Initial Credit Enhancement	Expected Ratings (S&P/Moody's)	Bond Type	Interest Accrual Basis	WAL (yrs) to Call/ Maturity[1]	Pmt. Window (mos.) to Call/Maturity[2]	Final Scheduled Maturity
A-1[4]	$[328,860,000]	TBD	TBD	1 Month Libor	[22.86]%	[AAA/Aaa]	Senior	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
A-2[4]	$[36,540,000]	TBD	TBD	1 Month Libor	[18.80]%	[AAA/Aaa]	Senior	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
A-3[4]	$[365,400,000]	TBD	TBD	1 Month Libor	[18.80]%	[AAA/Aaa]	Senior	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
M-1[5]	$[72,000,000]	TBD	TBD	1 Month Libor	[10.80]%	[AAA]	Subordinate	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
M-2[5]	$[36,000,000]	TBD	TBD	1 Month Libor	[6.80]%	[AA+]	Subordinate	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
M-3[5]	$[28,800,000]	TBD	TBD	1 Month Libor	[3.60]%	[AA]	Subordinate	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
M-4[5]	$[9,900,000]	TBD	TBD	1 Month Libor	[2.50]%	[AA-]	Subordinate	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
B[5]	$[6,300,000]	TBD	TBD	1 Month Libor	[1.80]%	[A+]	Subordinate	Actual/360	[2.77/3.38]	[1-67/1-209]	[12/1/2035]
Total	$[883,800,000]										

(1) Subject to this footnote (1), class sizes subject to a permitted variance in the aggregate of +/-10%. Class sizes are also subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization and excess spread.

(2) Pricing Prepayment Assumption: 25% CPR.

(3) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes by the Class M-1, Class M-2, Class M-3, Class M-4, and Class B Notes (and, in the case of the Class A-1 Notes only, also by the Class A-2), subordination provided to the Class M Notes by the Class B Notes, overcollateralization, excess spread and prepayment penalty collections to the extent described herein. The expected initial credit enhancement percentages are described above. The initial overcollateralization amount will equal [1.80]% of the aggregate stated principal balance of the mortgage loans as of the Cut-Off Date.

(4) The Note Interest Rate for each of the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes will be a per annum rate equal to the least of (a) One-Month LIBOR plus [TBD]%, [TBD]%, and [TBD]% per annum, respectively, (b) [11.50]% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Redemption Date, the margin for each of the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes will increase to two times its respective original margin.

(5) The Note Interest Rate for the Class M-1, Class M-2, Class M-3, Class M-4, and Class B Notes will be a per annum rate equal to (a) One-Month LIBOR plus [TBD]%, [TBD]%, [TBD]%, [TBD]%, and [TBD]% per annum respectively, (b) [11.50]% and (c) the Available Funds Rate as described herein. On the first Payment Date after the first possible Optional Redemption Date, the margin for each of the Class M-1, Class M-2, Class M-3, Class M-4, and Class B Notes will increase to 1.5 times its respective original margin.

MortgageIT Trust 2005-5
Mortgage Backed Securities Term Sheet

SUMMARY OF TERMS:

Depositor:	MortgageIT Securities Corp.
Mortgage Loan Seller:	MortgageIT Holdings, Inc. (an affiliate of the Depositor)
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Originator:	MortgageIT, Inc.
Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation
Lead Manager:	Lehman Brothers, Inc.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear Stearns & Co. Inc.
Owner Trustee:	Wilmington Trust Company
Indenture Trustee:	Deutsche Bank National Trust Company
Custodian:	Deutsche Bank National Trust Company
Corridor Contract Counterparty:	[TBD]
Rating Agencies:	In the case of the Class A Notes, Moody's Investors Service, Inc. In the case of the Class A Notes, Class M Notes and Class B Notes, Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc.
Mortgage Loans:	The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties, condominium units, and planned unit developments. Substantially all [94.8%] of the mortgage loans are hybrid ARMs with a five-year fixed-rate period. After the initial fixed period, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin. More detailed collateral information is provided in the tables attached hereto.
Statistical Calculation Date:	All calculations and data relating to collateral are as of September 1, 2005.
Notes:	[The Class A, Class M, and Class B Notes (collectively, the "Notes").]
Cut-off Date:	October 1, 2005.

Settlement Date:	On or about October [25], 2005.
Payment Date:	25th day of each month (or the next business day if such day is not a business day), commencing in November 2005.
Optional Redemption:	The majority holder of the Owner Trust Certificate may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that the Seller or an affiliate will retain the Owner Trust Certificate.
Registration:	All of the Notes will be available in book-entry form through DTC, Euroclear and Clearstream.
Minimum Denominations:	All of the Notes will be issued in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	The issuer of the Notes will be a Delaware statutory owner trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.

SMMEA Eligibility: The [Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class M-3 and Class M-4] Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Sub-Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the Sub-Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Sub-Servicer fails to make delinquency advances, the Servicer or the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate of [0.25]% per annum. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date, holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the related Accrual Period, and any interest due on a prior Payment Date that was not paid.

The "Accrual Period" for the Notes will be the period from and including the preceding Payment Date (or from the Closing Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The Indenture Trustee will calculate interest on all the Notes on an Actual/360 basis. The Notes will settle without accrued interest on the Closing Date.

Prepayment Penalties: The trust will be entitled to receive any prepayment penalty collections with respect to any Payment Date. The penalties are generally soft prepayment penalties in the amount of six months interest on 80% of the prepaid balance. Prepayment penalties will be included in available funds and will be paid out through the Net Monthly Excess Cashflow.

Credit Enhancement:

Subordination

Initially, [22.86]% for the Class A-1 Notes, [18.80]% for the Class A-2 Notes, [18.80]% for the Class A-3 Notes, [10.80]% for the Class M-1 Notes, [6.80]% for the Class M-2 Notes, [3.60]% for the Class M-3 Notes, [2.50]% for the Class M-4 Notes, and [1.80]% for the Class B Notes.

Overcollateralization ("OC"):

Initial (% Orig.)	[1.80]%
OC Target Amount (% Orig.)	[1.80]%
Stepdown (% Current)	[3.60]%
OC Floor (% Orig.)	[0.50]%

Excess spread (excluding any payments received by the trust under the Corridor Contract)**:** Will initially be equal to approximately [1.30]% per annum (before losses) as of the Cut-off Date, and is expected to be available to cover losses and to maintain the Overcollateralization Target Amount. Additionally, prepayment penalty collections will be included in Net Monthly Excess Cashflow.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan during the related due period.

Accrued Note Interest: For any Payment Date and each class of Notes, interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior Payment Dates with interest thereon at the related Note Interest Rate.

Basis Risk Shortfall Carryforward Amount: As of any Payment Date, the sum of (i) the excess, if any, of (a) if the Note Interest Rate is calculated as the lesser of (x) one-month LIBOR plus the related margin and (y) [11.50]% per annum over (b) the amount of Accrued Note Interest calculated thereon using a Note Interest Rate equal to the Available Funds Rate for such Payment Date (such amount, the "Basis Risk Shortfall Carryforward Amount") and (ii) the Basis Risk Shortfall Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.

Available Funds Rate: For any Payment Date and any class of Notes, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date and (iii) a fraction; the numerator of which is (x) 30, and the denominator of which is (y) the actual number of days in the accrual period.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date, less any Overcollateralization Release Amount for such Payment Date.

Extra Principal Distribution Amount: With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date, the excess of (x) the available funds for such Payment Date including any prepayment penalty collections over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest and Principal Funds for the Notes.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

Interest will be distributed first to the holders of the Class A-1 Notes, Class A-2 Notes and Class A-3 Notes on a pro-rata basis, and then sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4 and Class B Notes, in that order, to the extent of the related Accrued Note Interest for such class for such Payment Date.

Principal Distributions:

Principal will be distributed to the extent of the Basic Principal Distribution Amount to the holders of all the Notes, pro rata.

Net Monthly Excess Cashflow:

On each Payment Date, the Net Monthly Excess Cashflow will be distributed in the following order of priority:

(1) to the holders of the Class A-1, Class A-2, Class A-3, Class M-1,

Class M-2, Class M-3, Class M-4, and Class B Notes, pro rata, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;

(2) First, on a pro rata basis to the holders of the Class A Notes provided however in the case of the Class A-1 and A-2 Notes, such amounts will be paid to the Class A-1 and Class A-2 Notes sequentially in that order. Second, sequentially to the holders Class M-1, Class M-2, Class M-3, Class M-4, and Class B Notes, in that order, an amount equal to the Allocated Realized Loss Amount for such Notes;

(3) First, on a pro rata basis to the holders of the Class A Notes provided however in the case of the Class A-1 and A-2 Notes, such amounts will be paid to the Class A-1 and Class A-2 Notes sequentially in that order. Second, sequentially to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class B Notes, in that order, any related Basis Risk Carryforward Amount for such Notes on such Payment Date after first applying the proceeds (if any) received under the related Corridor Contract on or immediately prior to such Payment Date, such proceeds being applied among the Notes on the same basis as set out earlier in this paragraph (3); and

(4) to the holders of the Owner Trust Certificates as provided in the Indenture and the Trust Agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the related Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.

Overcollateralization Release Amount: With respect to any Payment Date, an amount equal to the excess of the Overcollateralization Amount over the Overcollateralization Target Amount.

Overcollateralization Target Amount: With respect to any Payment Date, (a) if such Payment Date is prior to the Stepdown Date, [1.80]% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (b) if such Payment Date is on or after the Stepdown Date, the greater of (i) [3.60]% of the then current aggregate stated principal balance of the mortgage loans as of the end of the related due period and (ii) the Overcollateralization Floor; provided, however, that if a Trigger Event is in effect on any Payment Date, the Overcollateralization Target Amount shall equal the Overcollateralization Target Amount from the immediately preceding Payment Date.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate stated principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses on the mortgage loans during the related Prepayment Period) exceeds (ii) the aggregate principal balance of the Notes (after giving effect to distributions to those Notes of the related Basic Principal Distribution Amount on such

Payment Date).

Step-Down Date: The later to occur of (x) the Payment Date in [November] 2008 and (y) the first Payment Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date.

Trigger Event: A Trigger Event is in effect with respect to any Payment Date if either (i) the three-month rolling average of the Sixty-Plus Delinquency Percentage, as determined on that Payment Date and the immediately preceding two Payment Dates, equals or exceeds [6.00]% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date, or (ii) cumulative Realized Losses on the mortgage loans as a percentage of the initial aggregate principal balance of the mortgage loans as of the Cut-off Date exceed the following amounts:

Months 37-48	[0.80]% in the first month plus an additional 1/12th of [0.30]% for every month thereafter
Months 49-60	[1.10]% in the first month plus an additional 1/12th of [0.20]% for every month thereafter
Months 61-72	[1.30]% in the first month plus an additional 1/12th of [0.10]% for every month thereafter
Month 73 and thereafter	[1.40]%

Sixty-Plus Delinquency Percentage: With respect to any Payment Date, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans that are 60 or more days delinquent in payment of principal and interest for that Payment Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of the mortgage loans immediately preceding that Payment Date.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B Notes until their Note Principal Balance is reduced to zero, fourth, to the Class M-4 Notes until their Note Principal Balance is reduced to zero, fifth, to the Class M-3 Notes until their Note Principal Balance is reduced to zero, sixth, to the Class M-2 Notes until their Note Principal Balance is reduced to zero and seventh, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Eighth, Realized Losses will be allocated on a pro rata basis to the Class A Notes, provided however that amounts allocable to the Class A-1 Notes will first be allocated to the Class A-2 Notes until their Note Principal Balance is reduced to zero.

Once Realized Losses have been allocated to any class of Notes, such amounts with respect to such Notes will no longer accrue interest. However, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount: With respect to any class of Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Dates.

Corridor Contracts: On the Closing Date, the Trustee will enter into a "Corridor Contract", with a counterparty (the "Corridor Contract Counterparty"), for the benefit of the Notes. The notional balance of the Corridor Contract, with respect to any Payment Date, will be an amount equal to the amounts shown on the notional balance schedule. The Corridor Contract Counterparty will be obligated to make monthly payments to the Trustee when One Month LIBOR exceeds the specified strike rate, subject to a maximum of [11.50%] less the weighted-average margin. The Corridor Contract will terminate on [10/25/2010]. Any payments received from the Corridor Contracts will be used to pay Available Funds Cap Shortfalls on the Notes.

The notional amount schedule for the Corridor Contract is attached hereto.

Prospectus: The Notes will be offered pursuant to a prospectus which includes a prospectus supplement (together, the "Prospectus"). Additional information with respect to the Notes and the mortgage loans is contained in the Prospectus. Sales of the Notes may not be consummated unless the purchaser has received the Prospectus.

Available Funds Rate

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
1	11/25/05	5.54	11.55
2	12/25/05	5.73	11.58
3	1/25/06	5.55	11.62
4	2/25/06	5.55	11.65
5	3/25/06	6.15	11.68
6	4/25/06	5.56	11.72
7	5/25/06	5.75	11.77
8	6/25/06	5.57	11.81
9	7/25/06	5.76	11.84
10	8/25/06	5.58	11.88
11	9/25/06	5.58	11.92
12	10/25/06	5.77	11.95
13	11/25/06	5.60	12.00
14	12/25/06	5.79	12.02
15	1/25/07	5.61	12.07
16	2/25/07	5.61	12.10
17	3/25/07	6.22	12.09
18	4/25/07	5.62	12.19
19	5/25/07	5.81	12.21
20	6/25/07	5.63	12.26
21	7/25/07	5.82	12.28
22	8/25/07	5.63	12.33
23	9/25/07	5.64	12.38
24	10/25/07	5.83	12.39
25	11/25/07	5.65	12.46
26	12/25/07	5.84	12.48
27	1/25/08	5.66	12.55
28	2/25/08	5.66	12.58
29	3/25/08	6.06	12.56
30	4/25/08	5.67	12.67
31	5/25/08	5.87	12.67
32	6/25/08	5.68	12.75
33	7/25/08	5.88	12.76
34	8/25/08	5.70	12.83
35	9/25/08	5.70	12.87
36	10/25/08	5.91	12.98

Period	Payment Date	Avail. Funds Cap (%) (1)(2)	Avail. Funds Cap (%) (1)(3)
37	11/25/08	5.74	13.10
38	12/25/08	5.89	13.01
39	1/25/09	5.70	13.08
40	2/25/09	5.70	13.12
41	3/25/09	6.31	13.04
42	4/25/09	5.70	13.20
43	5/25/09	5.89	13.20
44	6/25/09	5.70	13.28
45	7/25/09	5.89	13.27
46	8/25/09	5.70	13.36
47	9/25/09	5.70	13.40
48	10/25/09	5.89	13.39
49	11/25/09	5.70	13.49
50	12/25/09	5.89	13.48
51	1/25/10	5.70	13.57
52	2/25/10	5.70	13.61
53	3/25/10	6.31	13.48
54	4/25/10	5.70	13.69
55	5/25/10	5.89	13.68
56	6/25/10	5.70	13.78
57	7/25/10	5.89	13.77
58	8/25/10	5.70	13.88
59	9/25/10	5.73	14.06
60	10/25/10	6.22	16.00
61	11/25/10	6.37	11.46
62	12/25/10	6.58	11.87
63	1/25/11	6.37	11.48
64	2/25/11	6.37	11.48
65	3/25/11	7.05	12.71
66	4/25/11	6.37	11.51
67	5/25/11	6.58	11.90

(1) For any Payment Date, the per annum rate equal to the product of (i) the weighted average of the Net Mortgage Rates on the mortgage loans as of the end of the related due period, weighted on the basis of the stated principal balances thereof as of the end of the related due period (ii) a fraction equal to (x) the aggregate stated principal balance of the mortgage loans as of the end of the related due period divided by (y) the aggregate Note Principal Balance of the Notes immediately prior to such Payment Date and (iii) a fraction; the numerator of which is (x) 30, and the denominator of which is (y) the actual number of days in the accrual period.

(2) Assumes no losses, 20% optional termination, 25% CPR on collateral, and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT remain constant at [3.94]%, [4.30]%, [4.51875]% and [4.04123]%, respectively.

(3) Assumes no losses, 20% optional termination, 25% CPR on collateral and 1 month LIBOR, 6 month LIBOR, 1 Year LIBOR, and 1 Year CMT are 20.000% for each Distribution Date. The values indicated include proceeds from the Corridor Contract, although such proceeds are excluded from the calculation of the Available Funds Rate described herein.

Weighted Average Life Tables

Notes to Optional Redemption Date

Prepayment Speed	12.5% CPR	18.75% CPR	25% CPR	31.25% CPR	37.5% CPR
WAL (years)	5.78	3.80	2.77	2.14	1.70
First Principal Pay (Mo.)	1	1	1	1	1
Last Principal Pay (Mo.)	138	92	67	52	41

Notes to Maturity

Prepayment Speed	12.5% CPR	18.75% CPR	25% CPR	31.25% CPR	37.5% CPR
WAL (years)	6.77	4.59	3.38	2.61	2.09
First Principal Pay (Mo.)	1	1	1	1	1
Last Principal Pay (Mo.)	331	269	209	166	134

Corridor Contract

Period	Beginning Accrual	Ending Accrual	Notional Balance ($)	1ML Strike Lower Collar (%)	1ML Strike Upper Collar (%)
1	10/25/05	11/25/05	883,800,000.00	5.17	11.18
2	11/25/05	12/25/05	867,102,518.38	5.36	11.18
3	12/25/05	1/25/06	850,714,259.17	5.17	11.18
4	1/25/06	2/25/06	834,629,503.48	5.18	11.18
5	2/25/06	3/25/06	818,842,638.11	5.77	11.18
6	3/25/06	4/25/06	803,348,153.56	5.19	11.18
7	4/25/06	5/25/06	788,140,642.12	5.38	11.18
8	5/25/06	6/25/06	773,215,237.45	5.20	11.18
9	6/25/06	7/25/06	758,566,272.48	5.38	11.18
10	7/25/06	8/25/06	744,188,634.20	5.20	11.18
11	8/25/06	9/25/06	730,077,304.05	5.20	11.18
12	9/25/06	10/25/06	716,227,356.21	5.39	11.18
13	10/25/06	11/25/06	702,634,150.06	5.22	11.18
14	11/25/06	12/25/06	689,292,913.06	5.41	11.18
15	12/25/06	1/25/07	676,198,806.98	5.23	11.18
16	1/25/07	2/25/07	663,347,260.46	5.23	11.18
17	2/25/07	3/25/07	650,733,786.64	5.83	11.18
18	3/25/07	4/25/07	638,353,981.54	5.23	11.18
19	4/25/07	5/25/07	626,203,522.58	5.42	11.18
20	5/25/07	6/25/07	614,278,161.45	5.24	11.18
21	6/25/07	7/25/07	602,573,739.65	5.43	11.18
22	7/25/07	8/25/07	591,086,169.82	5.25	11.18
23	8/25/07	9/25/07	579,811,440.16	5.25	11.18
24	9/25/07	10/25/07	568,745,612.98	5.44	11.18
25	10/25/07	11/25/07	557,884,834.13	5.26	11.18
26	11/25/07	12/25/07	547,225,342.24	5.45	11.18
27	12/25/07	1/25/08	536,763,369.13	5.26	11.18
28	1/25/08	2/25/08	526,495,260.30	5.27	11.18
29	2/25/08	3/25/08	516,417,428.79	5.66	11.18
30	3/25/08	4/25/08	506,526,353.93	5.27	11.18
31	4/25/08	5/25/08	496,818,580.10	5.47	11.18
32	5/25/08	6/25/08	487,290,719.30	5.28	11.18
33	6/25/08	7/25/08	477,939,438.62	5.47	11.18
34	7/25/08	8/25/08	468,761,470.57	5.29	11.18
35	8/25/08	9/25/08	459,753,608.01	5.30	11.18
36	9/25/08	10/25/08	450,912,963.90	5.51	11.18
37	10/25/08	11/25/08	442,234,456.65	5.34	11.18
38	11/25/08	12/25/08	433,718,804.49	5.53	11.18
39	12/25/08	1/25/09	425,659,040.37	5.34	11.18
40	1/25/09	2/25/09	417,748,705.92	5.34	11.18
41	2/25/09	3/25/09	409,985,035.33	5.95	11.18
42	3/25/09	4/25/09	402,365,313.90	5.34	11.18
43	4/25/09	5/25/09	394,886,879.32	5.53	11.18
44	5/25/09	6/25/09	387,547,117.18	5.34	11.18
45	6/25/09	7/25/09	380,343,457.35	5.53	11.18
46	7/25/09	8/25/09	373,273,380.42	5.34	11.18
47	8/25/09	9/25/09	366,334,413.51	5.34	11.18
48	9/25/09	10/25/09	359,524,141.89	5.54	11.18
49	10/25/09	11/25/09	352,840,190.25	5.35	11.18
50	11/25/09	12/25/09	346,280,215.22	5.54	11.18
51	12/25/09	1/25/10	339,841,905.95	5.35	11.18
52	1/25/10	2/25/10	333,523,009.93	5.35	11.18
53	2/25/10	3/25/10	327,321,316.32	5.96	11.18
54	3/25/10	4/25/10	321,234,655.13	5.35	11.18
55	4/25/10	5/25/10	315,260,898.40	5.54	11.18
56	5/25/10	6/25/10	309,397,956.36	5.35	11.18
57	6/25/10	7/25/10	303,643,774.44	5.54	11.18
58	7/25/10	8/25/10	297,996,338.78	5.35	11.18
59	8/25/10	9/25/10	292,453,672.14	5.40	11.18
60	9/25/10	10/25/10	287,011,718.65	6.11	11.18

COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance		$732,489,928.00	
Aggregate Original Principal Balance		$732,489,928.00	
Number of Mortgage Loans		2,515	
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$43,850.00	$1,500,000.00	$291,248.00
Outstanding Principal Balance	$43,850.00	$1,500,000.00	$291,248.00
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	360	360	360
Stated remaining Term (mos)	355	360	360
Loan Age (mos)	0	5	0
Current Interest Rate	3.875%	7.250%	5.875%
Initial Interest Rate Cap	2.000%	6.000%	5.725%
Periodic Rate Cap	2.000%	2.000%	2.000%
Gross Margin	2.000%	2.750%	2.256%
Maximum Mortgage Rate	9.750%	18.500%	11.720%
Minimum Mortgage Rate	2.000%	2.950%	2.258%
Months to Roll	6	62	59
Original Loan-to-Value	9.52%	95.00%	74.97%
FICO Credit Score (3)	623	888	732
	Earliest	**Latest**	
Maturity Date	04/01/2035	11/01/2035	

Lien Position	**Percent of Mortgage Pool**
1st Lien	100.00%

Occupancy	
Primary	90.04%
Investment	7.32%
Second Home	2.64%

Loan Type	
ARM	100.00%

Interest Only Term	
Fully Amortizing	12.59%
Interest Only	87.41%

Loan Purpose	
Purchase	63.39%
Refinance - Cashout	24.59%
Refinance - Rate/Term	12.02%

Property Type	
Single Family	59.38%
PUD	24.70%
Condo	12.39%
2 Family	2.52%
4 Family	0.37%
Townhouse	0.36%
3 Family	0.28%

(1) Sum of Principal Balance divided by total number of loans.

(2) Weighted by Outstanding Principal Balance.

(3) Minimum and Weighting only for loans with scores, FICOs less than 300 were eliminated from the average.

Mortgage Rates

Range of Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
3.751 - 4.000%	1	$155,000.00	0.02%	3.875%	721	31.96%	31.96%	100.00%	0.00%
4.001 - 4.250	2	1,040,000.00	0.14	4.250	760	80.00	93.00	60.00	100.00
4.251 - 4.500	8	2,685,900.00	0.37	4.430	744	77.21	80.54	42.68	91.21
4.501 - 4.750	6	2,896,800.00	0.40	4.750	741	66.55	71.73	69.99	92.13
4.751 - 5.000	41	20,348,634.00	2.78	4.950	738	70.40	73.77	44.59	74.92
5.001 - 5.250	96	39,674,965.00	5.42	5.206	749	72.72	77.05	56.88	71.37
5.251 - 5.500	309	96,108,862.00	13.12	5.456	739	71.47	78.59	40.33	82.59
5.501 - 5.750	543	150,122,003.00	20.49	5.689	734	73.72	83.54	37.12	88.82
5.751 - 6.000	692	190,495,350.00	26.01	5.920	732	75.77	87.40	23.02	90.33
6.001 - 6.250	409	115,061,372.00	15.71	6.197	729	76.64	89.56	18.34	89.74
6.251 - 6.500	267	74,618,023.00	10.19	6.428	724	78.54	91.52	17.63	93.01
6.501 - 6.750	91	25,132,850.00	3.43	6.686	719	77.54	86.52	18.28	86.44
6.751 - 7.000	36	10,498,169.00	1.43	6.909	709	77.41	83.37	5.27	81.48
7.001 - 7.250%	14	3,652,000.00	0.50	7.164	722	81.42	88.26	17.52	77.14
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, Mortgage Rates borne by the Mortgage Loans ranged from 3.875% per annum to 7.250% per annum and the weighted average Mortgage Rate of the Rate Mortgage Loans was approximately 5.875% per annum.

Remaining Months to Stated Maturity

Remaining Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
355	1	$303,200.00	0.04%	5.750%	730	80.00%	100.00%	0.00%	100.00%
357	2	481,100.00	0.07	6.516	713	87.09	92.91	0.00	100.00
358	10	2,641,360.00	0.36	5.631	735	74.49	87.79	33.28	89.13
359	98	26,521,005.00	3.62	5.689	734	76.47	85.17	54.64	81.41
360	2,404	702,543,263.00	95.91	5.883	732	74.90	85.07	28.27	87.61
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the remaining term to stated maturity of the Mortgage Loans ranged from 355 months to 360 months and the weighted average term to stated maturity of the Mortgage Loans was approximately 360 months.

Original Mortgage Loan Principal Balances

Range of Original Mortgage Loan Principal Balances	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
$1 - $100,000	75	$6,149,590.00	0.84%	6.057%	741	70.50%	81.46%	45.98%	65.62%
100,001 - 200,000	688	107,321,786.00	14.65	5.947	731	74.53	85.45	41.60	83.22
200,001 - 300,000	777	193,997,517.00	26.48	5.92	727	75.50	85.84	32.96	88.76
300,001 - 400,000	540	185,261,104.00	25.29	5.898	735	74.99	86.59	21.51	91.17
400,001 - 500,000	234	105,176,966.00	14.36	5.856	735	76.62	86.30	22.19	88.57
500,001 - 600,000	97	53,353,017.00	7.28	5.854	739	76.52	85.94	21.97	88.66
600,001 - 700,000	51	33,099,200.00	4.52	5.731	736	76.68	84.17	30.00	78.23
700,001 - 800,000	17	12,665,200.00	1.73	5.59	735	71.92	76.65	36.12	94.33
800,001 - 900,000	3	2,550,000.00	0.35	5.879	727	76.47	83.01	34.51	100.00
900,001 - 1,000,000	31	30,260,548.00	4.13	5.546	728	65.93	71.50	35.58	73.69
$1,000,001 >=	2	2,655,000.00	0.36	5.739	714	60.70	65.05	56.50	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the outstanding principal balances of the Mortgage Loans ranged from approximately $43,850 to approximately $1,500,000 and the average outstanding principal balance of the Mortgage Loans was approximately $291,248.

Product Types

Product Types	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
1 Year CMT ARM	1	$228,000.00	0.03%	4.750%	717	80.00%	95.00%	0.00%	0.00%
1 Year LIBOR ARM	3	831,000.00	0.11	4.944	727	71.04	80.57	100.00	0.00
1 Year LIBOR IO ARM	8	3,716,650.00	0.51	4.487	738	75.25	84.96	47.38	100.00
3 Year/1 Year LIBOR ARM	5	2,397,700.00	0.33	5.235	729	69.90	72.61	58.29	0.00
3 Year/1 Year LIBOR IO ARM	12	4,790,000.00	0.65	5.333	738	76.43	79.81	47.24	100.00
3 Year/6 Month LIBOR ARM	6	1,210,750.00	0.17	6.201	732	77.23	84.30	19.82	0.00
3 Year/6 Month LIBOR IO ARM	57	18,657,770.00	2.55	6.118	737	75.72	89.77	13.01	100.00
5 Year/1 Year CMT ARM	3	1,487,160.00	0.20	5.185	751	78.94	84.53	100.00	0.00
5 Year/1 Year CMT IO ARM	20	7,264,244.00	0.99	5.563	750	74.48	77.67	18.73	100.00
5 Year/1 Year LIBOR ARM	75	29,620,970.00	4.04	5.447	747	73.20	76.24	61.12	0.00
5 Year/1 Year LIBOR IO ARM	223	99,099,175.00	13.53	5.461	741	73.04	77.30	43.62	100.00
5 Year/6 Month LIBOR ARM	248	55,268,092.00	7.55	5.991	728	70.32	78.19	27.03	0.00
5 Year/6 Month LIBOR IO ARM	1,841	501,931,067.00	68.52	5.992	730	75.94	88.00	24.72	100.00
6 Month LIBOR ARM	2	1,189,000.00	0.16	5.490	734	68.95	86.85	54.67	0.00
6 Month LIBOR IO ARM	11	4,798,350.00	0.66	5.398	752	76.34	81.35	25.43	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

Interest Only Term

Interest Only Range	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
None	343	$92,232,672.00	12.59%	5.768%	734	71.48%	77.78%	40.82%	0.00%
36 Month Interest-Only	12	4,790,000.00	0.65	5.333	738	76.43	79.81	47.24	100.00
60 Month Interest-Only	231	102,288,519.00	13.96	5.452	743	73.04	77.11	41.54	100.00
120 Month Interest-Only	1,929	533,178,737.00	72.79	5.98	730	75.93	87.94	24.67	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

Geographic Distribution

Range of State Distributions	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
CA	999	$366,484,324.00	50.03%	5.845%	736	73.64%	83.60%	18.58%	89.33%
AZ	248	60,966,210.00	8.32	6.021	724	76.62	87.46	35.35	94.47
WA	227	55,770,531.00	7.61	5.855	734	77.38	87.44	44.29	90.67
FL	164	33,716,264.00	4.60	5.928	732	76.39	85.26	39.99	86.33
OR	121	28,425,220.00	3.88	5.824	735	76.63	84.66	39.32	86.44
NV	102	26,400,671.00	3.60	5.955	732	77.06	89.81	27.32	91.59
VA	75	24,675,150.00	3.37	5.962	729	76.83	87.22	21.19	91.71
IL	91	21,932,400.00	2.99	6.074	724	74.08	85.36	29.9	71.61
CO	55	13,267,990.00	1.81	5.997	723	77.79	90.20	53.22	85.60
MD	45	12,452,550.00	1.70	5.971	723	76.36	86.98	32.3	87.25
TX	54	10,433,462.00	1.42	5.825	719	79.26	93.67	60.79	78.49
MN	48	9,070,210.00	1.24	5.928	727	76.97	90.11	43.43	85.77
NY	18	8,265,370.00	1.13	5.563	725	63.95	67.63	34.82	77.60
GA	22	5,582,580.00	0.76	5.401	754	76.14	82.32	76.87	74.88
MA	15	5,160,520.00	0.70	5.875	710	76.03	87.60	45.28	79.31
NJ	15	4,946,350.00	0.68	5.548	716	76.63	85.03	59.11	75.88
MO	21	4,663,100.00	0.64	5.792	737	76.76	87.45	40.49	48.22
ID	29	4,429,380.00	0.60	5.715	724	76.51	87.59	65.66	88.23
CT	6	4,052,066.00	0.55	5.414	729	66.20	72.74	58.13	100.00
OH	22	3,724,350.00	0.51	5.86	731	79.41	92.47	44.96	79.09
WI	24	3,691,000.00	0.50	6.067	735	80.37	88.43	44.41	41.49
UT	14	3,421,680.00	0.47	5.879	724	78.46	90.96	88.31	82.67
MI	17	2,858,250.00	0.39	6.066	727	77.66	90.68	33.09	89.98
NC	15	2,569,200.00	0.35	5.834	729	75.09	82.26	39.04	94.02
HI	5	2,297,400.00	0.31	6.103	747	63.19	72.19	28.29	22.09
KS	8	2,068,800.00	0.28	6.204	701	79.61	92.86	34.82	82.62
PA	8	1,353,100.00	0.18	5.619	703	72.61	78.50	62.55	62.48
AL	6	1,141,400.00	0.16	5.754	713	71.47	78.50	59.35	81.78
IN	6	1,086,300.00	0.15	5.67	745	79.61	90.29	19.59	42.00
KY	5	1,084,950.00	0.15	6.083	705	79.89	87.89	93.29	93.29
Other	30	6,499,150.00	0.89	5.803	739	75.82	85.05	39.98	60.56
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

No more than approximately 0.53% of the Mortgage Loans will be secured by mortgaged properties located in any one zip code.

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
0.01 - 10.00%	1	$100,000.00	0.01%	5.875%	684	9.52%	9.52%	0.00%	0.00%
10.01 - 20.00	5	498,000.00	0.07	5.646	781	15.53	19.00	0.00	49.80
20.01 - 30.00	18	3,493,400.00	0.48	5.752	763	25.39	26.58	19.01	46.83
30.01 - 40.00	23	5,545,150.00	0.76	5.745	757	35.32	36.43	16.60	56.54
40.01 - 50.00	48	14,656,400.00	2.00	5.663	735	45.87	49.29	32.15	70.26
50.01 - 60.00	116	35,557,149.00	4.85	5.598	748	56.22	58.00	29.45	82.89
60.01 - 70.00	308	102,137,192.00	13.94	5.730	730	66.53	70.20	22.55	84.72
70.01 - 80.00	1,964	562,921,177.00	76.85	5.922	731	79.00	91.30	30.62	89.41
80.01 - 90.00	20	5,232,110.00	0.71	6.095	719	87.50	87.50	27.60	77.46
90.01 - 100.00%	12	2,349,350.00	0.32	6.531	727	94.96	94.96	14.92	67.56
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the Original Loan-to-Value Ratios of the Mortgage Loans ranged from 9.52% to 95.00% and the non-zero weighted average Original Loan-to-Value of the Mortgage Loans was approximately 74.97%.

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
Purchase	1,613	$464,299,973.00	63.39%	5.921%	738	77.99%	91.77%	27.72%	89.02%
Refinance - Cashout	612	180,108,735.00	24.59	5.849	723	68.34	70.33	29.51	84.13
Refinance - Rate Term	290	88,081,220.00	12.02	5.685	723	72.60	80.14	36.48	85.60
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
Single Family	1,479	$434,916,066.00	59.38%	5.869%	731	74.48%	84.47%	28.50%	87.09%
Planned Unit Development	598	180,929,850.00	24.70	5.855	733	76.01	86.45	32.40	88.87
Condominium	353	90,777,142.00	12.39	5.928	736	76.56	88.51	26.54	87.85
Two Family	60	18,492,770.00	2.52	5.886	737	70.89	74.91	30.43	85.51
Four Family	7	2,699,100.00	0.37	6.119	748	62.93	62.93	17.97	68.73
Townhouse	11	2,637,450.00	0.36	5.751	723	77.73	88.04	40.18	89.15
Three Family	7	2,037,550.00	0.28	6.268	733	65.69	65.69	6.53	44.85
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

Documentation

Documentation	Number of Mortgage *Loans*	Aggregate Principal Balance *Outstanding*	Percent of Mortgage *Pool*	Weighted Average *Coupon*	Non-Zero Weighted Average Credit *Score*	Non-Zero Weighted Average Original *LTV*	Non-Zero Weighted Average Original *CLTV*	Percent Full *Doc*	Percent *IO*
Full Documentation	811	$213,963,618.00	29.21%	5.712%	727	75.59%	85.44%	100.00%	82.40%
Stated Income	1,493	461,038,153.00	62.94	5.936	735	76.18	87.49	0.00	90.43
No Documentation	132	33,139,767.00	4.52	6.029	737	60.88	61.94	0.00	80.53
No Ratio	79	24,348,390.00	3.32	5.953	727	65.70	68.39	0.00	83.46
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

Occupancy

Occupancy	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
Primary	2,215	$659,533,518.00	90.04%	5.865%	731	75.71%	86.73%	29.82%	87.93%
Investment	227	53,636,062.00	7.32	5.977	748	66.13	67.70	25.82	83.81
Second Home	73	19,320,348.00	2.64	5.933	748	74.29	77.74	17.70	79.68
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

The information set forth above with respect to occupancy is based upon representations of the related mortgagors at the time of origination.

Mortgage Loans Age Summary

Mortgage Loans Age (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
0	2,404	$702,543,263.00	95.91%	5.883%	732	74.90%	85.07%	28.27%	87.61%
1	98	26,521,005.00	3.62	5.689	734	76.47	85.17	54.64	81.41
2	10	2,641,360.00	0.36	5.631	735	74.49	87.79	33.28	89.13
3	2	481,100.00	0.07	6.516	713	87.09	92.91	0.00	100.00
5	1	303,200.00	0.04	5.750	730	80.00	100.00	0.00	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the weighted average age of the Mortgage Loans was approximately <1 month.

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
None	1,556	$491,188,723.00	67.06%	5.855%	735	74.21%	83.56%	29.35%	84.78%
36 Months	959	241,301,205.00	32.94	5.916	728	76.52	88.23	28.92	92.76
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

The non-zero weighted average prepayment penalty term at origination with respect to the Mortgage Loans having prepayment penalties is approximately 36 months.

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
None	2	$656,350.00	0.09%	5.671%	None	80.00%	86.83%	65.82%	100.00%
601 - 650	15	4,042,600.00	0.55	6.084	637	77.10	81.23	95.28	100.00
651 - 700	548	149,054,268.00	20.35	5.978	682	75.07	83.34	41.88	86.04
701 - 750	1,103	332,554,590.00	45.40	5.894	725	75.81	87.10	23.63	88.54
751 - 800	751	216,319,070.00	29.53	5.779	771	74.21	84.29	28.03	87.20
801 - 850	95	29,623,050.00	4.04	5.820	806	70.09	77.72	26.33	81.07
851 - 900	1	240,000.00	0.03	5.750	888	80.00	100.00	100.00	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

The Credit Scores of the Mortgage Loans that were scored as of the September 1 ranged from 623 to 888 and the weighted average Credit Score of the Mortgage Loans that were scored as of September 1 was approximately 732.

Gross Margins

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
1.751 - 2.000%	7	$3,333,350.00	0.46%	5.318%	752	76.54%	77.57%	25.63%	100.00%
2.001 - 2.250	2,480	717,969,174.00	98.02	5.884	732	74.97	85.20	29.20	87.56
2.501 - 2.750%	28	11,187,404.00	1.53	5.491	746	74.57	80.70	31.27	74.04
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the Gross Margins for the Mortgage Loans ranged from 2.000% per annum to 2.750% per annum and the weighted average Gross Margin of the Mortgage Loans was approximately 2.256% per annum.

Maximum Mortgage Rates

Range of Maximum Mortgage Rates	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
9.501 - 9.750%	3	$2,141,250.00	0.29%	4.750%	736	69.99%	73.83%	70.05%	100.00%
9.751 - 10.000	32	16,098,034.00	2.20	4.957	743	70.13	72.96	47.64	77.97
10.001 - 10.250	59	30,097,610.00	4.11	5.171	749	72.86	75.61	63.12	68.50
10.251 - 10.500	100	40,887,543.00	5.58	5.377	750	72.56	77.11	47.79	78.60
10.501 - 10.750	90	32,011,854.00	4.37	5.659	739	74.26	78.86	40.43	82.84
10.751 - 11.000	57	21,882,530.00	2.99	5.707	729	75.25	80.33	29.46	76.90
11.001 - 11.250	48	14,987,755.00	2.05	5.495	748	73.51	82.20	42.14	79.96
11.251 - 11.500	218	57,894,939.00	7.90	5.467	731	70.97	79.68	34.76	85.40
11.501 - 11.750	455	118,159,459.00	16.13	5.691	733	73.43	84.59	36.76	90.25
11.751 - 12.000	641	171,504,920.00	23.41	5.920	732	75.70	87.97	22.49	91.20
12.001 - 12.250	393	108,746,972.00	14.85	6.199	728	76.68	89.84	16.89	90.46
12.251 - 12.500	263	73,414,223.00	10.02	6.429	724	78.52	91.45	17.92	93.21
12.501 - 12.750	90	25,004,850.00	3.41	6.686	719	77.52	86.56	17.86	86.37
12.751 - 13.000	36	10,498,169.00	1.43	6.909	709	77.41	83.37	5.27	81.48
13.001 - 13.250	13	3,482,400.00	0.48	7.160	725	81.49	88.66	18.38	76.03
15.501 - 15.750	1	588,000.00	0.08	5.750	747	80.00	95.00	0.00	100.00
15.751 - 16.000	4	1,513,500.00	0.21	5.959	764	74.09	89.37	25.90	100.00
16.001 - 16.250	4	1,369,680.00	0.19	6.059	748	78.16	90.26	17.59	77.72
16.251 - 16.500	2	975,200.00	0.13	6.375	716	80.00	99.67	0.00	100.00
17.251 - 17.500	1	246,240.00	0.03	5.750	728	80.00	100.00	0.00	100.00
18.001 - 18.250	1	140,800.00	0.02	6.125	773	80.00	100.00	100.00	100.00
18.251 - 18.500%	4	844,000.00	0.12	6.250	776	80.00	93.61	55.73	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**

As of September 1, the Maximum Mortgage Rates for the Mortgage Loans ranged from 9.750% per annum to 18.500% per annum and the weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 11.720% per annum.

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Mortgage Pool	Weighted Average Coupon	Non-Zero Weighted Average Credit Score	Non-Zero Weighted Average Original LTV	Non-Zero Weighted Average Original CLTV	Percent Full Doc	Percent IO
March 2006	7	$3,140,100.00	0.43%	5.358%	761	75.77%	78.10%	11.66%	100.00%
April 2006	6	2,847,250.00	0.39	5.480	734	73.89	87.23	52.83	58.24
September 2006	3	1,027,650.00	0.14	4.993	749	77.95	92.44	42.82	35.00
October 2006	9	3,748,000.00	0.51	4.466	731	73.86	82.55	57.42	89.57
July 2008	2	578,000.00	0.08	5.701	732	80.00	100.00	0.00	100.00
August 2008	1	1,000,000.00	0.14	4.875	706	66.67	66.67	0.00	0.00
September 2008	54	16,421,570.00	2.24	5.978	734	75.42	86.11	27.55	89.66
October 2008	22	8,482,900.00	1.16	5.867	746	76.09	88.64	21.27	89.28
November 2008	1	573,750.00	0.08	6.375	717	75.00	75.00	0.00	100.00
April 2010	1	303,200.00	0.04	5.750	730	80.00	100.00	0.00	100.00
June 2010	2	481,100.00	0.07	6.516	713	87.09	92.91	0.00	100.00
July 2010	8	2,063,360.00	0.28	5.611	735	72.95	84.37	42.61	86.08
August 2010	97	25,521,005.00	3.48	5.721	735	76.85	85.89	56.78	84.60
September 2010	1,154	322,438,986.00	44.02	5.930	734	75.05	85.25	30.68	86.68
October 2010	1,141	341,592,122.00	46.63	5.860	731	74.70	84.81	25.79	88.52
November 2010	7	2,270,935.00	0.31	5.798	742	76.14	88.51	34.97	100.00
Total:	**2,515**	**$732,489,928.00**	**100.00%**	**5.875%**	**732**	**74.97%**	**85.10%**	**29.21%**	**87.41%**